FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Approval OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response….0.5
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
1. Name and Address of Reporting Person* Miller Donald K.				2. Issuer Name and Ticker or Trading Symbol Huffy Corporation (HUF)				6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) 225 Byers Road				3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)			4. Statement for Month/Day/Year 03/03/2003
(Street) Miamisburg OH 45342							5. If Amendment, Date of Original Month/Day/Year	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)				Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Inst. 3)	2. Transaction Date (Month/ Day/Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		5. Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	03/03/2003		M		1,382	A	$1.00
Common Stock	03/03/2003		M		1,655	A	$1.00
Common Stock	03/03/2003		M		2,742	A	$1.00
Common Stock	03/03/2003		M		2,000	A	$4.125
Common Stock	03/03/2003		M		10,800	A	$1.00
Common Stock	03/03/2003		M		4,333	A	$1.00

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Approval OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response….0.5
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
1. Name and Address of Reporting Person* Miller Donald K.				2. Issuer Name and Ticker or Trading Symbol Huffy Corporation (HUF)				6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) 225 Byers Road				3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)			4. Statement for Month/Day/Year 03/03/2003
(Street) Miamisburg OH 45342							5. If Amendment, Date of Original Month/Day/Year	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)				Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Inst. 3)	2. Transaction Date (Month/ Day/Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	03/03/2003		M		4,592	A	$1.00	171,844	D
								4,475	I	By Spouse

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Trans-action Date (Month/ Day/Yr)	3A. Deemed Execution Date, if any (Month/ Day/Yr)	4. Trans-action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Yr)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expir-ation Date	Title	Amount or Number of Shares
Option (right to buy)	$1.00	3/3/2003		M			1,382	7/1/97	7/1/2007	Common Stock	1,382		0	D
Option (right to buy)	$1.00	3/3/2003		M			1,655	1/1/99	7/1/2008	Common Stock	1,655		0	D
Option (right to buy)	$1.00	3/3/2003		M			2,742	11/1/99	5/1/2009	Common Stock	2,742		0	D
Option (right to buy)	$4.125	3/3/2003		M			2,000	11/1/2000	5/1/2010	Common Stock	2,000		0	D
Option (right to buy)	$1.00	3/3/2003		M			10,800	11/1/2000	5/1/2010	Common Stock	10,800		0	D
Option (right to buy)	$1.00	3/3/2003		M			4,333	11/1/2001	5/1/2011	Common Stock	4,333		0	D
Option (right to buy)	$1.00	3/3/2003		M			4,592	11/1/2002	5/1/2012	Common Stock	4,592		0	D

Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations

/s/ Nancy A. Michaud for

3/4/03

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

**Signature of Reporting Person

Date

Donald K. Miller

Note:  File three copies of this Form, one of which must be manually signed.  If space is insufficient,

225 Byers Road

see Instruction 6 for procedure.

Miamisburg, OH 45342

Huffy Corporation (HUF)

Potential persons who are to respond to the collection of information contained in this form are not

03/03/2003

required to respond unless the form displays a currently valid OMB Number.